# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CompoSecure, Inc., CIK 0001823144
CUSIP: 20459V105
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 309 Pierce Street, Somerset, New Jersey (NJ), 08873
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001781002-22-000040
Filed by CIK 0001781002

## Reporting persons
- Bleichroeder LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 3,897,550; shared voting power 0; sole dispositive power 3,897,550; shared dispositive power 0; aggregate amount beneficially owned 3,897,550 (4.7% of the class)
  Comment: Relating to item 11 on this page: Based on 82,542,223 shares of Class A Common Stock outstanding as of September 18, 2024 as reported by the Issuer
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 3,897,550; shared voting power 0; sole dispositive power 3,897,550; shared dispositive power 0; aggregate amount beneficially owned 3,897,550 (4.7% of the class)
  Comment: Relating to item 11 on this page: Based on 82,542,223 shares of Class A Common Stock outstanding as of September 18, 2024 as reported by the Issuer

## Item 1. Issuer
Name of issuer: CompoSecure, Inc.
Address of issuer's principal executive offices: 309 Pierce Street, Somerset, NJ 08873

## Item 2. Person Filing
Name of person filing:
Bleichroeder Holdings LLC
Bleichroeder LP
Address of principal business office or, if none, residence:
1345 Avenue of the Americas, 47th Floor
New York, NY 10105
Citizenship: Delaware, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See cover page
Percent of class: See cover page
Sole power to vote or to direct the vote: See cover page
Shared power to vote or to direct the vote: See cover page
Sole power to dispose or to direct the disposition: See cover page
Shared power to dispose or to direct the disposition: See cover page

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Subsidiary Information

## Signatures
- Bleichroeder LP: Michael M. Kellen, Chairman and CO-CEO (10/03/2024)
- Bleichroeder Holdings LLC: Michael M. Kellen, Chairman and CO-CEO (10/03/2024)